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                                                                   EXHIBIT 99.11

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

-----------------------------------   x
PAUL GREEN,                           :
                                      :
          Plaintiff,                  :
                                      :
   -against-                          :
                                      :  Civil Action No. 17383 NC
JOHN HOYT STOOKY, THEODORE M.         :
 SOLSO, ANN MAYNARD GRAY,             :
 ROCKWELL A. SCHNABEL, BILLIE B.      :
 TURNER, MILTON H. WARD, WILLIAM      :
 C. BOUSQUETTE, LINDA G. ALVARADO,    :
 THOMAS V. FALKIE, GEORGE S.          :
 ANSELL and CYPRUS AMAX MINERALS      :
 COMPANY,                             :
                                      :
          Defendants.                 :
-----------------------------------   x



                             CLASS ACTION COMPLAINT
                             ----------------------

          Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

          1. Plaintiff Paul Green is a stockholder of defendant Cyprus Amax Minerals Company ("Cyprus Amax" or the "Company"), and has been a Cyprus Amax shareholder at all times relevant hereto.

          2. Defendant Cyprus Amax is a Delaware corporation with its principal executive offices located at 9100 East Mineral Circle, Englewood, Colorado
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80112. Cyprus Amax produces copper, coal, and molybdenum, and explores for minerals worldwide. As of August 3, 1999, there were over 90 million shares of Cyprus Amax common stock outstanding.

          3. The individual defendants have constituted the Board of Directors of Cyprus Amax at all times relevant hereto.

          4. In addition to serving as a Cyprus Amax director, individual defendant Milton H. Ward ("Ward") has been Chairman of the Board, President and Chief Executive officer of Cyprus Amax since 1992. Those positions constitute his principal occupation. In calendar 1998, Ward received a salary of $1,133,524, a bonus of $975,000 and long-term compensation awards valued in excess of $1.5 million.

          5. The Individual Defendants, as officers and/or directors of Cyprus Amax, have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of Cyprus Amax, and owe to plaintiff and the other Cyprus Amax stockholders the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          6. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Cyprus Amax or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class

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are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

          7.   This action is properly maintainable as a class action because:

               a. The Class is so numerous that joinder of all members is impracticable. As of August 3, 1999, there were more than 90 million Cyprus Amax shares outstanding, held by hundreds, if not thousands, of stockholders located throughout the United States.

               b. There are questions of law and fact which are common to the Class including: whether the Individual Defendants have breached fiduciary duties to Cyprus Amax's public stockholders and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below.

               c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

               d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with

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respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

               e. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                                CLAIM FOR RELIEF
                                ----------------

          8. On July 15, 1999, Cyprus Amax and ASARCO Incorporated ("Asarco") announced an agreement for the combination of the two companies in a merger-of-equals transaction (the "Merger"). The new company, to be named Asarco Cyprus Incorporated, would be the largest publicly traded copper company in the world. Under the terms of the transaction, Cyprus Amax common shareholders would receive 0.765 shares of Asarco Cyprus common stock for each share of Cyprus Amax common stock they own and ASARCO shareholders would receive one share of Asarco Cyprus common stock for each share of ASARCO common stock they own. It was anticipated that approximately 109 million shares of Asarco Cyprus common stock will be issued, of which Cyprus Amax shareholders will own 69.2 million shares or 63.5 percent following the Merger.

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          9.   The Merger agreement provides that Asarco Cyprus would have a 16-
person board with eight members nominated by Cyprus Amax and eight by ASARCO. Ward would be the co-Chief Executive officer and Chairman of the combined entity.

          10. The foregoing exchange ratio offers no premium to the pre-existing market value of the Cyprus Amax stock. Although the Merger agreement permits the Cyprus Amax Board to terminate the Merger if in the exercise of their fiduciary duties they determined that another proposal offered a superior transaction, the Merger agreement expressly precludes both ASARCO and Cyprus Amax from entering into discussions with any third party (the "No-Talk Provision").

          11. Some time between July 15, 1999 and August 19, 1999, Phelps Dodge Corporation ("Phelps Dodge") made an unsolicited proposal to acquire both Cyprus Amax and ASARCO. Phelps Dodge offered .2874 Phelps Dodge share for each Cyprus Amax share, and .3756 Phelps Dodge share for each ASARCO share.

          12. The exchange ratios contemplated by Phelps Dodge's initial offer represented a premium to the trading price of Cyprus Amax common stock. Based on Phelps Dodge's closing price of $58-9/16 on August 19, 1999, its bid valued Cyprus Amax at $16.83 a share -- over $2 per share or approximately 16% more than the $14.50 closing price of Cyprus Amax common stock on August 19, 1999. In addition, the proposal would result in a dividend increase for Cyprus Amax shareholders to 4.1 times

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the dividend contemplated to be paid by Asarco Cyprus. Moreover, over the past ten years, Phelps Dodge's total return has been 161% as compared to negative 26% for Cyprus Amax and negative 20% for ASARCO. A combination of the three companies would create a larger, more efficient, financially stronger company with a stronger balance sheet and enhanced earnings and cash flow.

          13. Notwithstanding that the Phelps Dodge offer represented a far better value for Cyprus Amax shareholders, the Individual Defendants spurned at least three efforts by Phelps Dodge to discuss its offer and on August 19, 1999 voted to reject the Phelps Dodge offer. Citing the No-Talk Provision, they refused to discuss the offer with Phelps Dodge. Both the ASARCO and Cyprus Amax Boards reaffirmed their determination to proceed with the Merger.

          14. Phelps Dodge is known in the copper industry as an aggressive cost cutter willing to terminate personnel in order to enhance revenues. Accordingly, Ward's job could be in jeopardy if Phelps Dodge were to acquire Cyprus Amax. Moreover, Phelps Dodge would have no motivation to maintain the Board structure contemplated by the Merger agreement.

          15. ASARCO and Cyprus Amax did not publicly disclose the Phelps Dodge offer or the text of the Merger Agreement until August 20, 1999. On that date, Cyprus Amax and ASARCO also disclosed that the record date for shareholders to vote at the September 30 shareholders' meeting to consider the Merger would be Wednesday,

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August 25, 1999. Cyprus Amax had apparently sought and obtained a waiver of the
New York Stock Exchange minimum requirement for the time between the announce ment that a record date has been set and the record date itself. Since it takes three days to clear transactions and only shareholders who own shares on the record date can vote at a meeting, this late announcement of the record date limits informed market trading and the ability of shareholders who prefer the Phelps Dodge offer to purchase additional shares to vote against the Merger.

          16. On August 20, 1999, Phelps Dodge improved its offer to 0.4098 Phelps Dodge share for each ASARCO share and 0.3135 Phelps Dodge share for each Cyprus Amax share, valuing Cyprus Amax at $1.68 billion or $18.54 per share, a premium of approximately 29% to the pre-existing market price.

          17. Phelps Dodge also indicated that it would be willing to improve upon its offer for Cyprus Amax dependent on discussions with the Company.

          18. Phelps Dodge also announced that it is willing to acquire either Cyprus Amax or ASARCO individually.

          19. On August 22, 1999, Phelps Dodge announced its intention to pursue a proxy contest against the Merger.

          20. In light of the foregoing, the Individual Defendants fiduciary obligations require them to:

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               a.   undertake an appropriate evaluation of Cyprus Amax's worth as a merger/acquisition candidate;

               b. take all appropriate steps to enhance Cyprus Amax's value and attractiveness as a merger/acquisition candidate;

               c. take all appropriate steps to obtain the best available transaction for Cyprus Amax, including but not limited to, engaging in serious negotiations with Phelps Dodge or its representatives;

               d. act independently so that the interests of Cyprus Amax's public stockholders will be protected;

               e. adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Cyprus Amax's public stockholders; and

               f. insure that they and Cyprus Amax 's shareholders have available all information material to decisions on a major corporate transaction, including the highest consideration each potential acquiror is prepared to offer and the terms and conditions of each offeror's proposal.

          21. By agreeing to the No-Talk Provision, the Individual Defendants breached their fiduciary duties. They contracted away their ability to inform themselves adequately to make judgments in the beat interests of all Cyprus Amax shareholders,

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and to obtain information to convey to Cyprus Amax shareholders to enable them to exercise an informed franchise on the Merger.

          22. The Individual Defendants have also manipulated the setting of a record date for the shareholders' meeting on the Merger in order to improve the prospects for shareholder approval of the Merger.

          23. As a result of defendants' breaches of fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they will not be able to exercise fully informed voting judgment on the merger and will be prevented from obtaining the best available transaction.

          24. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, all to the irreparable harm of the Class.

          25. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

          A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representatives;

          B. Declaring that defendants breached their fiduciary and other duties to plaintiff and the other members of the Class;

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          C.   Entering an order or orders requiring defendants to take the steps set forth hereinabove and declaring the No-Talk Provision void and non-enforceable;

          D. Awarding compensatory damages against defendants individually and severally in an amount to be determined;

          E. Awarding plaintiff the costs and disbursements of this action, including fees and experts' fees; and

          F. Granting such other and further relief as the Court may deem just and proper.

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

                                         ROSENTHAL, MONHAIT, GROSS &
                                              GODDESS, P.A.



                                         By:
                                            ---------------------------
                                         Suite 1401, Mellon Bank Center
                                         919 North Market Street
                                         P.O. Box 1070
                                         Wilmington, Delaware 19899
                                         (302) 656-4433
                                         Attorneys for Plaintiff


OF COUNSEL:

ABBEY, GARDY SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700

LAW OFFICES OF JEFFREY S. ABRAHAM
60 East 42nd Street, Suite 4700
New York, New York 10165
(212) 692-0555

Dated:    August 24, 1999

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